1900 K Street, NW Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

October 13, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 337 (“PEA 337”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 470 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 21, 2020. PEA 337 was filed to register Class C-2 shares of the PIMCO Low Duration Fund, PIMCO Low Duration Income Fund and PIMCO Short Duration Municipal Income Fund, each an existing series of the Registrant (the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 337. All references to “Funds” refer only to the Funds, unless noted otherwise.

Prospectuses

Comment 1: The applicable prospectuses currently disclose that, during the most recent fiscal year, the PIMCO Low Duration Income Fund and PIMCO Low Duration Fund had portfolio turnover rates of 432% and 269%, respectively. For each of these Funds, consider adding “active and frequent trading” to the Fund’s principal investment strategies and adding a corresponding principal risk.

Response: We respectfully note that the risks of portfolio turnover are described in several places throughout the prospectuses and SAI. For example, the summary prospectus “Portfolio Turnover” section states:

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The Fund pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example tables, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was [  ]% of the average value of its portfolio.

Also, the Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover section of the statutory prospectuses states:

The length of time a Fund has held a particular security is not generally a consideration in investment decisions. A change in the securities held by a Fund is known as “portfolio turnover.” When the portfolio manager deems it appropriate and particularly during periods of volatile market movements, a Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective. Higher portfolio turnover (e.g., an annual rate greater than 100% of the average value of the Fund’s portfolio) involves correspondingly greater expenses to a Fund, including brokerage commissions or dealer markups and other transaction costs on the sale of securities and reinvestments in other securities. Such sales may also result in realization of taxable capital gains, including short-term capital gains (which are generally taxed at ordinary income tax rates). The trading costs and tax effects associated with portfolio turnover may adversely affect a Fund’s performance. Please see a Fund’s “Fund Summary—Portfolio Turnover” or the “Financial Highlights” in this prospectus for the portfolio turnover rates of the Funds that were operational during the last fiscal year.

In addition, the SAI includes a four-paragraph discussion of portfolio turnover. Accordingly, the Registrant respectfully declines to make this change.

Comment 2: The first sentence of the PIMCO Low Duration Income Fund’s principal investment strategies states, “The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a multi-sector portfolio of Fixed Income Securities of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.” The first sentence of the PIMCO Low Duration Fund’s principal investment strategies states, “The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Securities of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.” For each of these Funds, please consider whether any of the Fund’s investments that make up the remaining 35% of its total assets constitute a

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principal investment strategy for the Fund. If so, please disclose such strategy or strategies in such Fund’s principal investment strategies and include corresponding risk disclosure in such Fund’s principal risks.

Response: The Registrant has reviewed each Fund’s strategies and has determined that, to the extent any types of investments in the remaining 35% constitute principal investment strategies, such strategies and risks are already disclosed in the applicable Fund’s principal investment strategies and principal risks.

Comment 3: Each of the PIMCO Low Duration Income Fund and PIMCO Low Duration Fund includes a fee table footnote relating to the Fund’s interest expense. Such information is neither permitted nor required in the Fund Summary fee table by Form N-1A. See General Instruction C(3)(b) to Form N-1A.

Response: The Registrant has previously reviewed its funds’ interest expense footnotes in light of the Staff’s related comments and has already consolidated such footnotes into a single footnote per fund fee table, consistent with the Staff comment provided to the 2016 annual update of the PIMCO Funds’ registration statement. However, the Registrant respectfully declines to delete these footnotes in their entirety. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.

To the extent the Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes, but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

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There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes an explanatory footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) is helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added). The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added). The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Fund with other mutual funds. Without the current fee table footnote describing the Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s fee table would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Because the unified fee structure renders “Other Expenses” a non-routine line item for the Fund, investors in the Fund have reasonably come to expect that the total expense ratio of the Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnote to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes an explanatory footnote in the

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summary prospectus. The Registrant believes deleting the footnote would cause the Fund’s fee table to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a footnote as part of the fee table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 4: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, a fee waiver may be disclosed in the fee table only if it will be in effect for at least one year from the effective date of the prospectus. Please revise the fee table and fee table footnote disclosure for each Fund accordingly. In addition, to the extent the footnote disclosure is appropriately retained, please confirm whether recoupment is allowed under the applicable contractual waiver and, if so, include disclosure regarding PIMCO’s ability to recoup in the footnote.

Response: PEA 337 was filed only to register Class C-2 shares of the Funds. Accordingly, PEA 337 did not amend the registration statement for other classes of the Funds, or for any other series of the Trust included in the prospectuses. Therefore, the Registrant was under no obligation to update the terms of its contractual fee waivers with respect to such other classes and series. Additionally, the Registrant confirms that the waivers described in the referenced footnotes are not eligible for recoupment.

Comment 5: Consider adding disclosure to the “Market Risk” disclosure in the Funds’ summary prospectuses regarding how events related to COVID-19 may affect the Funds and their investments.

Response: The Registrant has reviewed the relevant disclosures and believes that the risks associated with COVID-19 are adequately disclosed. In particular, the Registrant notes that there is specific discussion of the risks and impact of COVID-19 in the “Investment Objectives and

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Policies – Fund Operations” section of the SAI and that the risks of “public health emergencies (such as the spread of infectious diseases, pandemics and epidemics)” are described in the “Description of Principal Risks – Market Risk” section of the prospectuses.

Comment 6: Consider providing an example of interest rate sensitivity using a three year duration in the Interest Rate Risk tile in the principal risks for each of the Funds.

Response: The Registrant notes that similar information is provided in the “Characteristics and Risks of Securities and Investment Techniques—Duration” section, which states:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity and call features, among other characteristics. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. Similarly, the price of a bond fund with an average duration of thirty years would be expected to fall approximately 30% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of variable-rate securities). PIMCO uses an internal model for calculating duration, which may result in a different value for the duration of an index compared to the duration calculated by the index provider or another third party.

Accordingly, the Registrant respectfully declines to make the requested change.

Comment 7: Please explain in correspondence why Equity Risk is included as a principal risk for each of the PIMCO Low Duration Income Fund and PIMCO Low Duration Fund.

Response: The principal investment strategies for each of the PIMCO Low Duration Income Fund and PIMCO Low Duration Fund state that each Fund may invest in preferred securities. The Registrant respectfully notes that the Equity Risk disclosure relates to preferred securities, among other equity securities. Accordingly, each Fund has included Equity Risk as a principal risk.

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Comment 8: In the Emerging Markets Risk disclosure in the summary prospectus principal risks section for the PIMCO Low Duration Income Fund and PIMCO Low Duration Fund, consider disclosing the risks regarding the quality and availability of financial information for emerging markets issuers and the risk of market closures in such countries. In addition, consider enhancing the disclosure in the summary prospectus Foreign (Non-U.S.) Investment Risk disclosure that currently references “differing reporting, accounting and auditing standards.” See Public Statement by SEC Chairman Jay Clayton on April 21, 2020 “Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited” (in particular, see the third-to-last paragraph).

Response: The Registrant respectfully notes that is has previously updated its disclosure in the prospectuses and Statement of Additional Information as follows:

The “Description of Principal Risks – Emerging Markets Risk” section of the prospectus (in relevant part):

Foreign (non-U.S.) investment risk may be particularly high to the extent the Fund invests in emerging market securities. […]Emerging market countries typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets, or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments against issuers in emerging markets or for U.S. regulators to bring enforcement actions against such issuers. The Fund may also be subject to Emerging Markets Risk if it invests in derivatives or other securities or instruments whose value or return are related to the value or returns of emerging markets securities. Rising interest rates, combined with widening credit spreads, could negatively impact the value of emerging market debt and increase funding costs for foreign issuers. In such a scenario, foreign issuers might not be able to service their debt obligations, the market for emerging market debt could suffer from reduced liquidity, and the Fund could lose money. The economy of some emerging markets may be particularly exposed to or affected by a certain industry or sector, and therefore issuers and/or securities of such emerging markets may be more affected by the performance of such industries or sectors.

(Changes emphasized)

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The “Investment Objectives and Policies” section of the Statement of Additional Information (in relevant part):

General Emerging Market Risk. The securities markets of countries in which the Funds may invest may be relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers in countries in which the Funds may invest may not be subject to a high degree of regulation and the financial institutions with which the Funds may trade may not possess the same degree of financial sophistication, creditworthiness or resources as those in developed markets. Furthermore, the legal infrastructure and accounting, auditing and reporting standards in certain countries in which the Funds may invest may not provide the same degree of investor protection or information to investors as would generally apply in major securities markets. Emerging market countries typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets, or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments against issuers in emerging markets or for U.S. regulators to bring enforcement actions against such issuers.

Nationalization, expropriation or confiscatory taxation, currency blockage, political changes or diplomatic developments could adversely affect the Funds’ investments in a foreign country. In the event of nationalization, expropriation or other confiscation, the Funds could lose their entire investment in that country. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent that ~~the Funds invest a portion of their assets in a concentrated geographic area, the Funds will generally have more exposure to regional economic risks associated with that geographic area.~~ a Fund invests in emerging market securities that are economically tied to a particular region, country or group of countries, the Fund may be more sensitive to adverse political or social events affecting that region, country or group of countries. Economic, business, political, or social instability may affect emerging market securities differently, and often more severely, than developed market securities.

Investments in the People’s Republic of China. […] In addition, because the Public Company Accounting Oversight Board are generally restricted from

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inspecting the audit work and practices of registered accountants in the PRC, there is the risk that material accounting and financial information about PRC issuers may be unavailable or unreliable. (Changes emphasized)

Additionally, the Registrant will add the following disclosure to the “Description of Principal Risks – Emerging Markets Risk” section of the prospectuses in the 485(b) filing:

Foreign (non-U.S.) investment risk may be particularly high to the extent the Fund invests in emerging market securities. […] Emerging market securities may also be more volatile, less liquid (particularly during market closures due to local holidays or other reasons) and more difficult to value than securities economically tied to developed foreign countries. […] (Changes emphasized)

The Registrant will consider whether additional changes to the summary prospectus Emerging Markets Risk and/or Foreign (Non-U.S.) Investment Risk disclosure are appropriate in connection with the Funds’ next annual update.

Comment 9: Please confirm that the PIMCO Short Duration Municipal Income Fund will look through a private activity municipal debt security whose principal and interest payments come principally from the assets and revenues of a non-governmental entity in order to determine the industry of such investment for purposes of compliance with the Fund’s concentration policy.

Response: SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that a Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Fund’s disclosures regarding the treatment of municipal bonds for purposes of the Fund’s industry concentration restrictions (i.e., the Fund discloses that “tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Fund’s industry concentration policy.”).

Comment 10: Please explain in correspondence why Mortgage-Related and Other Asset-Backed Securities Risk is included as a principal risk for the PIMCO Short Duration Municipal Income Fund.

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Response: The Registrant respectfully notes that the Fund’s principal investment strategies state that “The Fund may invest in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities.” Accordingly, the Registrant has included Mortgage-Related and Other Asset-Backed Securities Risk as a principal risk.

Comment 11: Please explain in correspondence why the Bloomberg Barclays 1 Year Municipal Bond Index is an appropriate broad-based securities market index for the PIMCO Short Duration Municipal Income Fund. The Staff notes that the Fund’s principal investment strategies state that the Fund’s duration is not expected to exceed three years.

Response: The Registrant believes the Bloomberg Barclays 1 Year Municipal Bond Index (the “Index”) is an appropriate broad-based securities market index for the Fund given the Fund’s typical average duration as compared to the Index’s typical average duration. As disclosed in the Fund’s prospectus, the bonds included in the Index “must be at least one year from their maturity date,” which is a different measure than the Fund’s average portfolio duration. In addition, the Index’s average duration over the past two years has typically ranged from 1.35 to 1.43 years, while the Fund’s average portfolio duration has typically ranged from 1.77 to 2.14 years over the same period. As a result, the Registrant believes the Index provides an appropriate comparison for the Fund.

Statement of Additional Information

Comment 12: The “Investment Restrictions—Fundamental Investment Restrictions—Currency Hedging” section of the SAI contains the following sentence:

Similarly, Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.

Revise the term “Municipal Bonds” to instead state “tax-exempt municipal bonds.”

Response: The Registrant notes that the Staff has previously given this comment on several filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment given to several PIMCO Funds’ Amendments.1

[1]	See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Amendment No. 311 (Feb. 27, 2019).

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The SEC and the Staff have previously advised that governments and their political subdivisions are not members of any industry.2 Accordingly, the Registrant treats all municipal bonds issued by governments and their political subdivisions, both tax-exempt and taxable, as not subject to the Funds’ concentration policy because such municipal bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with SEC and Staff guidance on this issue, the Registrant has retained the disclosure as is.

                                 *****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Stephen Forster, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

[2]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (The Staff “recognize[s] that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”) (emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).